Paul Henwood

Specializing in growing early- and mid-stage technology companies
Redmond, Washington, United States

Summary

Paul is an experienced technology leader who grows early- or
mid-stage companies to maximum success. He creates balanced
value for all stakeholders including customers, owners, employees,
suppliers, the community and the environment. He believes that the
best success is achieved when all pull together and coalesce into
a complementary ecosystem. While achieving this dynamic can be
more challenging, it ultimately builds lasting value that all involved
recognize and thus become more motivated and committed together,
resulting in the highest shareholder value.

Paul specializes in assembling highly competent and effective teams
tailored to the needs of the enterprise. There is no more important
element or predictor in a company's success than the quality of the
team that drives it, and Paul is especially skilled in this area and
understands and acts on that premise.

Paul has systematically built expertise in all the areas of technology
business, starting as a young engineer with hands-on experience
in manufacturing and engineering with complex medical devices.
He transitioned into technical management in a variety of startups
in increasing roles of Operations management before shifting to a
technical sales and marketing role for Metron, a laser metrology
firm. This firm was also his first transition into a CEO role, which
led to the recent President & CEO position with MicroConnex. This
experience developed deep functional awareness of how technology
companies operate and the skills to guide them to success, which
he used extremely effectively in the successful company sale to a
strategic buyer.

He actively mentors others in the community and supports their
professional and personal growth. He is the proud father of two
teenage girls and keeps quite active in the outdoors every chance he
gets, including cycling and hiking, and enjoying horseback riding with
their three horses.

Experience

EndoSound
Chief Operating Officer
September 2022 - Present (3 years 9 months)
Portland, Oregon

Whooshh Innovations
Chief Product Officer
October 2020 - May 2022 (1 year 8 months)
Seattle, Washington, United States

Carlisle Interconnect Technologies
Director, MicroConnex
April 2019 - July 2020 (1 year 4 months)
Snoqualmie, Washington, United States

MicroConnex
President & CEO
August 2010 - April 2019 (8 years 9 months)

MicroConnex is a specialty Flexible Printed Circuit Board manufacturer and Laser Micromachining and thin film deposition services provider that had languished despite significant industry demand. Paul addressed numerous fundamental issues, recruited a highly skilled management and technical staff, modernized most business and technical processes, implemented robust quality systems and attracted significant leading customers. He grew the staff from 30 to about 80 people, increased revenue 5x with an 8-year CAGR of 24%. Paul led a process of selling the company with a specialty investment banker culminating in a successful liquidity event to a strategic buyer for a high EBITDA multiple in 2019, and stayed with the company through the transition.

Metron Systems, Inc.
President & CEO
August 2008 - July 2010 (2 years)

Metron Systems Inc.
VP Sales and Marketing
April 2006 - July 2008 (2 years 4 months)

Successfully sold $2.5M in non-contact 3D Laser Scanning Metrology systems

Bally Gaming Systems
Director of Manufacturing
2003 - 2006 (3 years)

• Manufactured $2M of optical MP21 Blackjack and Baccarat Systems
• Established 3rd party high-volume automated casino chip manufacturing

Harris Corporation
Director of Manufacturing
1999 - 2002 (3 years)

• Manufactured $2M of early production Point-To-Multipoint 40Ghz communication systems
• Managed multi-site Test Engineering group for Point-to-Point digital microwave radio links for cell tower back-haul and Point-to-Multipoint broadband wireless systems

Inroad, Inc.
Director Of Manufacturing
1998 - 1999 (1 year)
Seattle, Washington, United States

Created and managed manufacturing for wearable voice-activated thin-client computer for warehouse picking applications. Directed consultant engineering staff at Stratos Product Development and managed contract manufacturer Solectron.

CacheFlow, Inc. (Now BlueCoat Systems, Inc.)
Manufacturing Manager
1997 - 1998 (1 year)

• Managed manufacturing for an Internet Appliance start-up company and relocated operations to Palo Alto

Virtual I/O
Production Manager
1994 - 1997 (3 years)

• Manufactured $20M of virtual reality goggles, managed staff of 140 for three-shift operations

Siemens Medical Systems, Ultrasound Group
Transducer/Manufacturing Test Engineer
1984 - 1994 (10 years)

Education

University of Washington

Bachelor's degree, Electrical and Electronics Engineering · (1983 - 1986)